SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 27, 2003

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 27, 2003

* Print the name and title of the signing officer under his signature.

Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

ANOORAQ COMPLETES FINANCING
DRILLING TO BEGIN ON MAJOR DEPOSIT TARGET ON BUSHVELD PROPERTY

May 27, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSXV-ARQ; OTCBB-ARQRF), is pleased to announce that a drilling program will begin in May on the Company's South Block property, located about 230 km north of Johannesburg, South Africa. The South Block is in the Grass Valley area of the Northern Limb of the Bushveld Complex. Anooraq acquired a 50% interest in the five South Block properties through an agreement with Anglo Platinum's subsidiary, Rustenberg Platinum Mines ("RPM"), and has the right to earn up to an 80% interest by completing staged exploration expenditures and, when a mineral resource is identified, bringing the property into commercial production.

Anooraq has completed a private placement financing of 1.4 million shares of the Company at a price of $0.52 per share with a qualified overseas investor for proceeds of $728,000. A 6% agent's commission is payable to Williams de Broe Plc of London, England. Proceeds will be used for exploration programs on the South Block property and elsewhere on Anooraq's extensive land position on the Northern Limb.

The planned 3,500-metre program at South Block consists of about 15 core drill holes to test a major deposit target, defined by strong coincident platinum, palladium, and chromium values in soil. An integrated exploration program of airborne geophysics, grid geochemistry and geological mapping, completed in 2002, defined a pyroxenite horizon on the South Block property that is strongly anomalous in platinum group and associated metals over a five kilometre strike length. On ground lying immediately along strike to the east of Anooraq's South Block property, this pyroxenite horizon hosts Pan Palladium Limited's northern and southern deposits with announced combined inferred resources of 59.1 million tonnes grading 1.3 g/t (5PGM+Au), 0.14% Ni and 0.04% Cu (Pan Palladium News Release, January 24, 2002).

The Northern Limb of the Bushveld is one of the world's most attractive targets for PGM exploration. Activities in the region have increased dramatically over the past few years, resulting in a number of new discoveries. Combined with infrastructure developments like Anglo Platinum's new smelter complex at Polokwane, the region is becoming a centre of PGM production.

Mark Rebagliati, P.Eng., is the qualified person responsible for supervising the Company's technical programs. For additional details on Anooraq and its PGM-Nickel-Copper Projects, please visit the Company's website at www.hdgold.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.